SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: PennantPark Senior Floating Rate Fund Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

590 Madison Avenue

15th Floor

New York, NY 10022

Telephone Number (including area code): (212) 905-1000

Name and address of agent for service of process:

Arthur H. Penn

PennantPark Senior Floating Rate Fund Inc.

590 Madison Avenue

15th Floor

New York, NY 10022

Copies to:

Thomas J. Friedmann

David J. Harris

Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒    No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 1st day of November, 2010.

PennantPark Senior Floating Rate Fund Inc.

By:	/S/ ARTHUR H. PENN
Name:	Arthur H. Penn
Title:	Chief Executive Officer

ATTEST:

By:	/S/ AVIV EFRAT
Name:	Aviv Efrat
Title:	Treasurer